

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2011

Via E-mail
Michael McNaughton
Chief Operating Officer
Rouse Properties, Inc.
1114 Avenue of the Americas, Suite 2800
New York, NY 10110

> **Re:** **Rouse Properties, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed October 14, 2011**
> **File No. 001-35287**

Dear Mr. McNaughton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 15. Financial Statement and Exhibits

1.   We note your response to comment 2 of our letter dated September 26, 2011 in which you indicate that you have supplementally provided a copy of the draft tax opinion for the Staff to review. Please note that we did not receive a copy of the draft tax opinion. Please file all required exhibits as promptly as possible. If you are not in a position to file your tax opinion with the next amendment, please file a draft copy on EDGAR as correspondence.

Michael McNaughton
Rouse Properties, Inc.
October 31, 2011
Page 2

Exhibit 99.1

Information Statement Summary

Our Relationship with GGP following the Distribution, page 4

2.   We note your response to comment 4 of our letter dated September 26, 2011 in which
        you have revised your disclosure to indicate that you will assume all of the liabilities
        related to the Rouse Portfolio except for certain liabilities identified as excluded in the
        separation agreement. Please expand your disclosure to provide greater details as to the
        liabilities that are being assumed by you and the liabilities identified as excluded in the
        separation agreement.

Questions and Answers About the Distribution, page 6

3.   We note your response to comment 3 of our letter dated September 26, 2011. Please
        revise your disclosure to indicate the percentage of GGP's Class B malls that it is
        contributing to Rouse. Please also revise to provide greater details as to the
        characteristics of the malls that GGP did not contribute to Rouse in terms of capital
        structure, capital needs, sales productivity, tenant mix and growth potential.

Unaudited Pro Forma Combined Financial Data, page 28

Notes to Unaudited Pro Forma Combined Financial Data, page 34

B. Interest expense, page 34

4.   Please revise your filing to disclose how these amounts are calculated. For any new debt,
        please specifically disclose the interest rate assumed and the effects of a 1/8% change in
        that assumed interest rate.

D. Reorganization items, page 34

5.   Please tell us how you complied with Article 11 of Regulation S-K, or tell us how you
        determined it was appropriate to record an adjustment for this item. Within your
        response, please ensure that you address how this adjustment is directly attributable to the
        transaction, factually supportable and has a continuing effect.

E. Capital Structure, page 34

6.   You state "Due to the fixed nature of the pro forma debt, we do not estimate significant variability in interest rate expense." Per page 81, it appears that the Facilities will be based on LIBOR plus 4%. Please tell us how you determined that the pro forma debt is of a fixed nature.

Business, page 52

Operating Metrics, page 59

7.   We note your response to comment 16 of our letter dated September 26, 2011. Please revise your disclosure to provide the average effective annual gross rent for tenants with spaces in excess of 10,000 square feet separately.

8.   We note your response to comment 17 of our letter dated September 26, 2011 and reissue that comment in part. Please include a discussion of your leasing results for the prior fiscal year. For example, please discuss the number of new leases, renewals and expirations.

Management, page 65

9.   We note your response to comment 20 of our letter dated September 26, 2011. In describing each person's principal occupations and employment during the past five years, please revise to provide the dates of employment. Please refer to Item 401(e) of Regulation S-K.

Description of Indebtedness, page 81

Senior Secured Credit Facility, page 81

10.   We note your response to comment 11 of our letter dated September 26, 2011. Please confirm that in future Exchange Act periodic reports you will disclose your actual financial covenant ratios to the extent that compliance with the ratio is having a material impact on your financial flexibility, such as by precluding new indebtedness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Staff Accountant, at 202-551-3295 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at 202-551-3758 or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Heather L. Emmel, Esq.
        Weil, Gotshal & Manges LLP
        Via E-mail